KW 3/9



13014031

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-66210

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 12/31/12

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SETHI FINANCIAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. PARK BOULEVARD
(No and Street)

PLANO, (City) TEXAS (State) 75074 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES DE GREGORIO 972-509-9102
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212, (Address) RICHARDSON, (City) TEXAS (State) 75080 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, JAMES DE GREGORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SETHI FINANCIAL INVESTMENTS, INC. as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

FRAN CARROUTH
NOTARY PUBLIC, STATE OF TEXAS
NO. 00694518-6
QUALIFIED IN DALLAS COUNTY
COMMISSION EXPIRES 07-13-2016

Signature

PRESIDENT / CCO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

# SETHI FINANCIAL INVESTMENTS, INC.

## PLANO, TEXAS

## FINANCIAL STATEMENTS

## NINE MONTHS ENDED DECEMBER 31, 2012


**HENDRICKS, GRAVES AND ASSOCIATES, LLP**
**CERTIFIED PUBLIC ACCOUNTANTS**
**DALLAS, TEXAS**

# SETHI FINANCIAL INVESTMENTS, INC.

## FINANCIAL STATEMENTS

## NINE MONTHS ENDED DECEMBER 31, 2012

## CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

**INDEPENDENT AUDITORS' REPORT**

**BOARD OF DIRECTORS**
**SETHI FINANCIAL INVESTMENTS, INC.**
**DALLAS, TEXAS**

We have audited the accompanying statement of financial condition of **SETHI FINANCIAL INVESTMENTS, INC.** as of December 31, 2012, and the related statements of income (loss), cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors, for the nine months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SETHI FINANCIAL INVESTMENTS, INC.** as of December 31, 2012, and the results of their operations and their cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

**Hendricks, Graves and Associates, LLP**

**February 26, 2013**

Members American Institute and Texas Society
of Certified Public Accountants

**Sethi Financial Investments, Inc.**
**Statement of Financial Condition**
**December 31, 2012**

## Assets

| | | |
|---|---|---|
| Cash | $ | 1,854 |
| Clearing deposit | | 25,000 |
| Receivable | | 9 |
| **Total Assets** | $ | 26,863 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable: | | |
| Affiliated entity | $ | 20,650 |
| Other | | 4,510 |
| **Total Liabilities** | | 25,160 |
| **Stockholder's Equity:** | | |
| Common stock, 100,000 shares of no par value authorized, 100,000 shares issued and outstanding | | 268,630 |
| Accumulated deficit | | (266,927) |
| **Total Stockholder's Equity** | | 1,703 |
| **Total Liabilities and Stockholder's Equity** | $ | 26,863 |

**The accompanying notes are an integral part of the financial statements.**

# Sethi Financial Investments, Inc.
## Statement of Income (Loss)
## Nine Months Ended December 31, 2012

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 56,363 |
| Other | | 360 |
| **Total Revenues** | | 56,723 |
| **Costs and Expenses** | | |
| Salaries, Commissions and Payroll Taxes | | 64,679 |
| Clearance | | 7,677 |
| Communications | | 600 |
| Occupancy Costs | | 12,500 |
| Other Operating Expenses | | 36,038 |
| **Total Costs and Expenses** | | 121,494 |
| **Net Loss** | $ | (64,771) |

**The accompanying notes are an integral part of the financial statements.**

# Sethi Financial Investments, Inc.
## Statement of Cash Flows
## Nine Months Ended December 31, 2012

| | | |
|---|---|---|
| **Operating Activities** | | |
| **Net loss** | $ | (64,771) |
| **Adjustments to reconcile net loss to net cash provided by operating activities** | | |
| Changes in operating assets and liabilities: | | |
| Decrease in accounts receivable | | 184 |
| Decrease in prepaid expense | | 2,340 |
| Increase in payable to affiliated entity | | 15,020 |
| Increase in other payable | | 2,449 |
| **Net cash used in operating activities** | | (44,778) |
| **Financing Activity** | | |
| Stockholder's capital contributions | | 42,636 |
| **Net decrease in cash** | | (2,142) |
| **Cash at March 31, 2012** | | 3,996 |
| **Cash at December 31, 2012** | $ | 1,854 |

**The accompanying notes are an integral part of the financial statements.**

**Sethi Financial Investments, Inc.**
**Statement of Changes in Stockholder's Equity**
**Nine Months Ended December 31, 2012**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balances at March 31, 2012 | $ 225,994 | $ (202,156) | $ 23,838 |
| Stockholder's contribution | 42,636 | | 42,636 |
| Net loss | | (64,771) | (64,771) |
| **Balances at December 31, 2012** | $ 268,630 | $ (266,927) | $ 1,703 |

**The accompanying notes are an integral part of the financial statements.**

# Sethi Financial Investments, Inc.
## Statement of Changes in Liabilities Subordinated To Claims of General Creditors
## Nine Months Ended December 31, 2012

| | |
|---|---|
| Balance at March 31, 2012 | $ - |
| Increases | - |
| Decreases | - |
| **Balance at December 31, 2012** | $ - |

**The accompanying notes are an integral part of the financial statements.**

# SETHI FINANCIAL INVESTMENTS, INC.

## NOTES TO FINANCIAL STATEMENTS

## NINE MONTHS ENDED DECEMBER 31, 2012

### A. COMPANY:

Effective May 27, 2004, **SETHI FINANCIAL INVESTMENTS, INC.,** (the "Company") registered as a broker/dealer in securities, with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly owned subsidiary of **SETHI FINANCIAL INVESTMENTS, INC.**

### B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities -** Transactions and related commissions are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Income Taxes –** Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

**(Continued)**

## C. INCOME TAXES:

The Company has a net operating loss carryforward of approximately $230,000 that expires between 2024 and 2032. An income tax benefit of approximately $34,500 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

## D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,694, which was $3,306 less than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 14.85 to 1.

In January and February 2013, the stockholder contributed capital totaling $30,000.

## E. AFFILIATED ENTITIES TRANSACTIONS:

Operating expenses are shared with an entity, affiliated through common ownership and management. Payments to the affiliated entity during the nine months ended December 31, 2012 totaled $16,335.

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*
*Serving the Dallas area since 1974*

*1801 Gateway Blvd., Suite 212,*
*Richardson, Texas 75080*

*972-234-3333*
*Facsimile 972-234-3331*
*graves.don@att.net*

## INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**BOARD OF DIRECTORS**
**SETHI FINANCIAL INVESTMENTS, INC.**
**DALLAS, TEXAS**

We have audited the accompanying financial statements of **SETHI FINANCIAL INVESTMENTS, INC.** as of and for the nine months ended December 31, 2012, and our report thereon dated February 26, 2013, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 26, 2013**

# SETHI FINANCIAL INVESTMENTS, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

**(See Independent Auditors' Report On Supplementary Information.)**

**Computation of Net Capital :**

| | | |
|---|---|---|
| Total Stockholder's Equity qualified for net capital | $ | 1,703 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 1,703 |
| Deduction and/or charges: | | |
| Non-allowable assets | | 9 |
| Net Capital before haircuts on securities positions | | 1,694 |
| Haircuts on secutities (computed, where applicable, pursuant to rule 15c3-1 (f)) | | - |
| **Net Capital** | $ | 1,694 |
| **Aggregate Indebtedness** | $ | 25,160 |

(Continued)

# SETHI FINANCIAL INVESTMENTS, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2012

**(See Independent Auditors' Report On Supplementary Information.)**

| | | |
|---|---|---|
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital requirement (6 2/3% of total aggregate indebtedness) | $ | 1,677 |
| Minimum dollar net capital requirment of reporting broker or dealer | $ | 5,000 |
| Net capital (greater of above two minimum requirements amounts) | $ | 5,000 |
| Net capital less than required minimum | $ | (3,306) |
| Net capital less than required minimum at 1000% | $ | (822) |
| Ratio of aggregate indebtedness | | 14.85 to 1 |
| **Reconciliation With Company's Computation** | | |
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ | 1,694 |
| Audit adjustments | | - |
| **Net Capital** | $ | 1,694 |

# SETHI FINANCIAL INVESTMENTS, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

**(See Independent Auditors' Report On Supplementary Information.)**

### EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: STERNE AGREE

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

## STRUCTURE REQUIRED BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**SETHI FINANCIAL INVESTMENTS, INC.**
**DALLAS, TEXAS**

In planning and performing our audit of the financial statements of **SETHI FINANCIAL INVESTMENTS, INC.** as of and for the nine months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hendricks, Graves and Associates

**Hendricks, Graves and Associates, LLP**

**February 26, 2013**

# SETHI FINANCIAL INVESTMENTS, INC.

## REPORT PURSUANT TO RULE 17a-5(g)(1)

## YEAR ENDED DECEMBER 31, 2012

KW 3/9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50654 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main
(No. and Street)

Pipestone MN 56164
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulbroeck, Taubert & Company
(Name – *if individual, state last, first, middle name*)

P.O. Box 707 Pipestone MN 56164
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014030

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal

Title

Notary Public

ROBERT R. WOODBURY
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STANNARD FINANCIAL SERVICES, LLC
# PIPESTONE, MINNESOTA 56164

## INDEPENDENT AUDITOR'S REPORT

## FOR THE YEARS ENDED
## DECEMBER 31, 2012 AND 2011

**Meulebroeck, Taubert & Co., PLLP**
**Certified Public Accountants**
**P.O. Box 707**
**Pipestone, Minnesota 56164**

Stannard Financial Services, LLC
Pipestone, Minnesota

# CONTENTS OF REPORT
## DECEMBER 31, 2012

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

*PARTNERS*
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

*WITH THE FIRM*
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

## INDEPENDENT AUDITOR'S REPORT

To The members
Stannard Financial Services, LLC
Pipestone, Minnesota

### Report on the Financial Statements

We have audited the accompanying financial statements of Stannard Financial Services, LLC which comprise the balance sheet as of December 31, 2012 and 2011, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 8, 9, and 10 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 17, 2013

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

## BALANCE SHEET
## DECEMBER 31, 2012 AND 2011

| **Assets** | **2012** | **2011** |
|---|---|---|
| Current Assets | | |
| Cash | 8,922 | 8,496 |
| Accounts Receivable | 1,500 | 1,500 |
| Total Current Assets | 10,422 | 9,996 |
| | | |
| Property and Equipment | | |
| Equipment | 22,700 | 22,700 |
| Less Accumulated Depreciation | (20,664) | (20,272) |
| Total Property and Equipment | 2,036 | 2,428 |
| Total Assets | 12,458 | 12,424 |
| | | |
| **Liabilities and Members' Equity** | | |
| Current Liabilities | | |
| Accrued Liabilities | 745 | 841 |
| Total Current Liabilities | 745 | 841 |
| | | |
| Members' Equity | 11,713 | 11,583 |
| Total Liabilities and Members' Equity | 12,458 | 12,424 |

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

## STATEMENT OF INCOME AND MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

| **Revenues** | **2012** | **2011** |
|---|---|---|
| Commission Received | 80,522 | 83,694 |
| Interest Income | 8 | 16 |
| Other Revenue | 8,371 | 6,950 |
| Total Revenues | 88,901 | 90,660 |
| | | |
| **Expenses** | | |
| Salaries and Payroll Taxes | 5,984 | 6,510 |
| Guaranteed Payments to Member | 29,023 | 33,733 |
| Advertising | 9,168 | 6,580 |
| Depreciation | 392 | 376 |
| Miscellaneous | 325 | 339 |
| Dues and Subscriptions | 7,205 | 6,762 |
| Rent | 3,803 | 6,002 |
| Equipment Rental | | 92 |
| Insurance | 2,349 | 1,968 |
| Licenses and Permits | 1,810 | 1,838 |
| Office Supplies | 7,890 | 7,408 |
| Postage | 640 | 701 |
| Professional Fees | 2,280 | 2,103 |
| Property Taxes | | 1,115 |
| Repairs | 2,428 | 2,377 |
| Telephone | 6,408 | 5,875 |
| Travel/Entertainment/Meals | 6,132 | 3,276 |
| Utilities | 2,935 | 3,007 |
| Total Expenditures | 88,772 | 90,062 |
| | | |
| Net Income (Loss) | 130 | 598 |
| Members' Equity-January 1 | 11,583 | 10,985 |
| Members' Equity-December 31 | 11,713 | 11,583 |

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

| **Cash Flows From Operating Activities** | **2012** | **2011** |
|---|---|---|
| Net Income (Loss) | 130 | 598 |
| Adjustments To Reconcile Net Income To Net | | |
| Cash Provided By Operating Activities: | | |
| (Increase) Decrease in Accounts Receivable | | (1,500) |
| Increase (Decrease) in Accrued Liabilities | (96) | (110) |
| Net Cash Provided (Used) By Operating Activities | 34 | (1,012) |
| | | |
| **Cash Flows From Capital and Related Financing Activities** | | |
| Purchase of Property and Equipment | | (486) |
| | | |
| Net Increase (Decrease) in Cash | 426 | (1,122) |
| Cash at January 1 | 8,496 | 9,618 |
| Cash at December 31 | 8,922 | 8,496 |

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2012

**Note 1** **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

**A. Nature of Operations**

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

**B. Property, Equipment and Depreciation**

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2012 and 2011, depreciation expense was $392 and $376, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

**C. Income Taxes**

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2012

**Note 1** **Summary of Significant Accounting Policies – continued**

**D. Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**E. Cash and Cash Equivalents**
The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

**F. Advertising**
The Company expenses advertising costs as incurred. Total advertising expenses for the year were $9,168 and $6,580 for 2012 and 2011 respectively.

**G. Limited Liability of Members**
Liability of the individual members of the company is limited to their investment in the company.

**Note 2** **Rent**
The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership.

**Note 3** **Related Party**
Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2.

**Note 4** **Subsequent Events**
Subsequent events have been evaluated through January 17, 2013, which is the date the financial statements were available to be issued.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

## NET CAPITAL COMPUTATION
## DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| Total Assets | 12,458 | 12,424 |
| Total Liabilities | 745 | 841 |
| Net Capital | 11,713 | 11,583 |
| Adjustments: | | |
| Property and Equipment (Non-allowable Assets) | (2,036) | (2,428) |
| Total Adjustments | (2,036) | (2,428) |
| Adjusted Net Capital | 9,677 | 9,155 |
| Required Net Capital | 5,000 | 5,000 |
| Excess Net Capital | 4,677 | 4,155 |

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

## SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
## DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| Aggregate Indebtedness | 768 | 841 |
| Net Capital | 9,677 | 9,155 |
| Ratio of Aggregate Indebtedness to Net Capital | 7.94% | 9.19% |

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

**SCHEDULE OF MATERIAL INADEQUACIES**
**DECEMBER 31, 2012 AND 2011**

**Material Inadequacies**

None

**MEULEBROECK, TAUBERT & CO., PLLP**
**CERTIFIED PUBLIC ACCOUNTANTS**

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

*PARTNERS*
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

*WITH THE FIRM*
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited Stannard Financial Services, LLC's internal control over financial reporting, as of December 31, 2012 Stannard Financial Services, LLC's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in, accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stannard Financial Services, LLC maintained in all material respects, effective internal control over financial reporting as of December 31, 2012 in accordance with U.S. generally accepted auditing standards.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
January 17, 2013